UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DORAL ENERGY CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

258114 10 7
(CUSIP Number)

PAUL C. KIRKITELOS
111 N. Sepulveda Blvd., Suite 250
Manhattan Beach, CA 90266
(310) 937-1511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258114 107

1.	Names of Reporting Persons: PAUL C. KIRKITELOS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]
NOT APPLICABLE

3.	SEC Use Only: .

4.	Source of Funds (See Instruction): PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 46,800,000 SHARES

8.	Shared Voting Power: NOT APPLICABLE

9.	Sole Dispositive Power: 46,800,000 SHARES

10.	Shared Dispositive Power: NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,800,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 43.7%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 258114 107

ITEM 1.               SECURITY AND ISSUER.

This Schedule 13D/A (Amendment No. 1) is being filed by Paul Kirkitelos to amend and supplement the Schedule 13D of the Reporting Person dated November 23, 2007 filed with the Securities and Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share, of Doral Energy Corp., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 111 N. Sepulveda Blvd., Suite 250, Manhattan Beach, CA 90266.

ITEM 2.               IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

PAUL C. KIRKITELOS (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is 111 N. Sepulveda Blvd., Suite 250, Manhattan Beach, CA 90266.

C.	Present Principal Occupation and Employment:

On November 21, 2007, the Reporting Person was appointed the Chief Executive Office, Chief Financial Officer, President, Secretary and Treasurer of the Company. On December 24, 2007, the Reporting Person was appointed as a member of the Company’s Board of Directors. The principal executive offices of the Company are located at 111 N. Sepulveda Blvd., Suite 250, Manhattan Beach, CA 90266.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of the United States of America.

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 23, 2007, pursuant to the terms of a Share Transfer Agreement (the “Share Transfer Agreement”) among the Reporting Person, Jonathan Moore, a Director of the Company, and Naomi Moore, also a Director of the Company, the Reporting Person purchased 1,170,000 shares of the Company’s common stock from each of Mr. Moore and Mrs. Moore, being 2,340,000 shares of the Company’s common stock in aggregate (the “Shares”). In consideration of the Shares, the Reporting Person paid $124,990 to each of Mr. Moore and Mrs. Moore, equal to $249,980 in the aggregate. On January 7, 2008, the Company effected a 25-for-1 stock split of its common stock. As a result, the Reporting Person held 58,500,000 shares of the Company’s common stock as of January 7, 2008.

CUSIP No. 258114 107

ITEM 4.               PURPOSE OF TRANSACTION

Item 4 of the previously filed Schedule 13D is amended to read as follows:

On July 23, 2008, the Reporting Person entered into share transfer agreement with WS Oil & Gas Limited. Under the terms of this share transfer agreement, the Reporting Person sold 9,700,000 Common Shares to WS Oil & Gas Limited in consideration of the payment of $41,419.

Also on July 23, 2008, the Reporting Person entered into share transfer agreement with Seale Energy Partners LP. Under the terms of this share transfer agreement, the Reporting Person sold 2,000,000 Common Shares to Seale Energy Partners LP in consideration of the payment of $8,540.

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of July 31, 2008, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock

Common Stock	46,800,000	43.7%(1)

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. Applicable percentage of ownership is based on 107,087,500 common shares outstanding as of July 31, 2008, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Except for the purchase of the Shares described above, the Reporting Person has not effected any transactions in the Company’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.

(a)	Share Transfer Agreement dated effective July 23, 2008 between Paul C. Kirkitelos and WS Oil & Gas Limited.

(b)	Share Transfer Agreement dated effective July 23, 2008 between Paul C. Kirkitelos and Seale Energy Partners LP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2008
Date

/s/ Paul C. Kirkitelos
Signature

PAUL C. KIRKITELOS
Name/Title